Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following was posted by Comcast on its website:

Comcast and Time Warner Announce Merger, Detail Public Interest Benefits and Undertakings

David L. Cohen, Executive Vice President, Comcast Corporation

Today, we announced Comcast Corporation and Time Warner Cable have reached a definitive agreement to merge, creating a world-class technology and media company. The agreement is a friendly, stock-for-stock transaction in which Comcast will acquire 100 percent of Time Warner Cable’s 284.9 million shares outstanding for shares of CMCSA amounting to approximately $45.2 billion in equity value.  We also announced it is our intention to expand our stock buyback program by an additional $10 billion at the close of the transaction.

Comcast intends to merge with Time Warner Cable and to acquire its approximately 11 million managed subscribers.  In order to reduce competitive concerns, we are prepared to divest systems serving approximately 3 million managed subscribers.  As such, Comcast will, through the acquisition and management of Time Warner Cable systems, net approximately 8 million managed subscribers in this transaction.  This will bring Comcast’s managed subscriber total to approximately 30 million.

Following the transaction, Comcast’s share of managed subscribers will remain below 30 percent of the total number of MVPD subscribers in the U.S. – that is below the 30% horizontal ownership cap that has been vacated twice by the courts -- and is essentially equivalent to Comcast Cable’s subscriber share after its completion of both the 2002 AT&T Broadband transaction and the 2006 Adelphia transaction – in a market that is vastly more competitive today.

The transaction will create a leading technology and innovation company differentiated by our ability to deliver ground breaking products on a superior network.  For the past 15 years, Comcast has built scale and operational efficiencies through various cable mergers and acquisitions in a very strategic, disciplined, and financially responsible manner that benefit consumers.  In every transaction, we have over-delivered on our public interest commitments.

Importantly, the proposed transaction will not reduce competition in any relevant market.  Comcast and Time Warner Cable do not currently compete to serve customers in any zip code in America.  This absence of horizontal overlap of the companies’ cable systems means that the transaction will not harm competition or reduce consumers’ choice in any way.

With this acquisition, Comcast intends to build on our extraordinarily successful acquisition of NBCUniversal, and our unparalleled record of keeping our promises to bring new benefits to consumers in prior cable acquisitions.

Among the pro-consumer benefits of the deal:

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Deployment and Development of Advanced Services:  Subscribers to Time Warner Cable will benefit from Comcast’s superior service reliability and best-in-class technology and services, such as the X1 Entertainment Operating System and Comcast’s VOD platform which provides 50,000 choices on TV and averages 400 million views each month (32 billion views since VOD’s 2003 launch).  Comcast also offers 300,000 plus streaming choices on XfinityTV.com, and Xfinity TV mobile apps that offer 35 live streaming channels plus the ability to download to watch offline later.

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Benefits of Scale:  The transaction will generate significant cost savings and other efficiencies, which will ultimately benefit customers.  Scale enables better customer experiences as demonstrated by Comcast.  Our scale has enabled us to create industry leading products like the X1 Entertainment Operating System, increased Internet speeds, comprehensive communications and digital phone products and features, and home management.  The scale will also make us a better competitor vis-à-vis national companies like DirecTV, DISH, Verizon, and AT&T.

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Broadband Market Benefits: Comcast is a technology leader in broadband and customers will benefit from its commitment to invest in its high-speed data services.  Comcast has increased Internet speeds 12 times in the past 12 years across its entire footprint, and led the industry in the deployment of DOCSIS 3.0.  Additionally, Comcast has invested tens of billions of dollars in its network and continues to invest in it.  Comcast will be investing hundreds of millions of dollars annually to improve Time Warner Cable’s networks, which will bring significant benefits to Time Warner Cable customers, including higher speeds and greater reliability.  We also believe the transaction will enhance competition in the broadband market and extend broadband adoption.

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Benefits for Business and Enterprise Customers:  This transaction will allow Comcast increased ability to offer advanced services, like high-performance point-to-point and multi-point Ethernet services with the capacity to deliver cloud computing, to small and medium-size businesses, as well as backhaul services to wireless carriers. In addition, Comcast will be able to bring to Time Warner Cable business customers enhancements to their package of services that Time Warner Cable does not offer (e.g., hosted voice).

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Benefits in Advertising:  The transaction will combine complementary advertising platforms and channels and allow Comcast to offer broader and more valuable packages to advertisers.  This is especially true in the very competitive and uniquely important New York advertising market.

We recognize that certain competitive concerns might be raised about the combination of these assets.  We strongly believe that these competitive concerns are already addressed by the highly competitive marketplace in which the new company will vigorously compete for subscribers by existing rules and regulations, by the binding conditions and requirements already in place as a result of the approval of the Comcast/NBCUniversal transaction, and by a series of undertakings that we announced today.  Several of the NBCUniversal conditions will automatically extend to the acquired systems upon the approval and consummation of this transaction, and they ensure substantial protections and benefits, including:

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Broadcast stations in the acquired markets will have greater protections in their retransmission consent negotiations with the acquired systems.  Among other things, NBC affiliate market integrity in these markets would be protected, and Comcast's negotiations with broadcast stations would be without influence by NBCUniversal's retransmission consent or affiliate negotiations.

●	PEG channels would be protected from migration to digital in the acquired systems that are not yet all-digital (unless otherwise agreed by the LFA), and would be protected from material degradation.

●
The FCC's Open Internet protections will be extended to millions of additional broadband customers, irrespective of whether the FCC re-establishes such protections for other industry participants.  Thus, unlike all other broadband subscribers in the country, the new company's broadband customers will enjoy the protections of the no blocking and non-discrimination rules that were put in place by the FCC, notwithstanding the action by the DC Circuit Court of Appeals vacating those rules.

●	Affordable standalone broadband service will be made available and marketed in the acquired systems.

●	The acquired systems’ broadband service will be upgraded to meet minimum speeds in all DOCSIS 3.0 markets.

●
The acquired programming networks from Time Warner Cable that Comcast will control post-closing – though modest – will be subject to the Comcast/NBCUniversal program access framework.  As a result, MVPDs would have the right to include these programming networks in an arbitration demand in appropriate circumstances, and the acquired RSNs would be subject to standalone arbitration as an alternative remedy to the FCC’s program access rules.

●
OVDs could demand (and if necessary, arbitrate over) these newly acquired networks if the OVDs meet the relevant criteria. In addition, the acquired systems would be subject to prohibitions against practices that unduly influence or unfairly limit the provision of the acquired programming to OVDs.

●	Finally, the FCC would have significant data at its disposal as to these and other requirements as a result of the company's required Annual Compliance Reporting.

The inherent benefits of this combination, together with these and other automatic protections and guarantees, should allay concerns about this transaction. Comcast is prepared to do even more.  Below, we outline a few of the key undertakings we intend to include and expand upon in our public interest filing with the Federal Communications Commission and with the relevant antitrust agency.

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As mentioned above, Comcast is prepared to divest systems totaling approximately 3 million subscribers, such that Comcast’s managed systems will serve residential subscribers at a level below the FCC’s vacated horizontal ownership limit of 30 percent of the total number of MVPD subscribers in the U.S. In a far less competitive market than today, the Court of Appeals twice did not accept 30 percent as a reasonable limit on a single cable company’s size.  In today’s market, with national telephone and satellite competitors growing substantially, with Google having launched its 1 GB Google Fiber offering in a number of markets across the country, and consumers having more choice of pay TV providers than ever before, Comcast believes that there can be no justification for denying the company the additional scale that will help it compete more effectively.

●	Comcast is prepared to extend certain commitments it made in the NBCUniversal transaction to the acquired systems, including:

o	Extending Comcast's commitment to making available diverse, local news, and children's programming on various platforms in the cable systems we are acquiring from Time Warner Cable; and

o	Extending to the acquired systems Comcast’s guaranteed carriage of non-commercial educational stations that have must-carry rights and have relinquished their broadcast spectrum.

o
Comcast is also prepared to build upon its very successful program for broadband adoption, by extending our industry-leading broadband adoption and digital literacy programs to low-income subscribers in the acquired systems.

o
And Comcast is prepared to extend its best-in-class diversity program to the acquired Time Warner Cable systems, covering diversity in employment, supplier diversity, programming diversity, and community investment diversity.

We are glad to have the opportunity to share our news. Our merger with Time Warner Cable presents significant benefits to our shareholders, consumers, and small and medium-sized businesses.  We believe these all-encompassing benefits make this transaction a highly desirable and approvable combination.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.